UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Research Solutions, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

761025105

(CUSIP Number)

Peter Derycz c/o Research Solutions, Inc. 10624 S. Eastern Ave., Ste. A-614 Henderson, NV 89052 (310) 477-0354	Amy Wang, Esq. Bristol Capital Advisors, LLC 555 Marin Street, Suite 140 Thousand Oaks, CA 91360 (310) 331-8480

KENNETH MANTEL, ESQ.

THOMAS FLEMING, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Peter Derycz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,329,822
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,329,822
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Bristol Investment Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,432,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,432,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Bristol Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,432,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,432,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Paul Kessler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,442,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,442,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,442,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Janice Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,200
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Andrew Ritter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 761025105

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement (as defined and described in Item 4 below) and the termination of the Joint Filing and Solicitation Agreement (as defined in the Amendment No. 6 to the Schedule 13D) on September 19, 2023, each of Bristol Fund, Bristol Advisors, Paul Kessler, Janice Peterson and Andrew Ritter are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7 to the Schedule 13D. Mr. Derycz will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Company to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Mr. Derycz were acquired in connection with his service to the Company and with personal funds in private transactions with the Company and in open market purchases. The aggregate purchase price of the 44,000 shares purchased by Mr. Derycz is approximately $40,908, excluding brokerage commissions.

The Shares purchased by Bristol Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price for the 1,432,108 Shares reported owned herein by Bristol Fund is approximately $411,892.

The Shares purchased by Mr. Kessler, which are held in an IRA account of which Mr. Kessler is the beneficiary, were purchased with personal funds. The aggregate purchase price for the 10,000 Shares reported owned herein by Mr. Kessler is approximately $4,100.

The Shares beneficially owned by Ms. Peterson were acquired with personal funds in a private transaction with the Company. The aggregate purchase price of the 1,200 Shares purchased by Ms. Peterson is approximately $1,500, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On September 15, 2023, Mr. Derycz, Bristol Fund, Bristol Advisors, and Mr. Kessler (collectively, the “Investor Group”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Company. Under the terms of the Cooperation Agreement, Mr. Derycz's employment will be terminated without cause, and he will resign from the Board, any committees thereof on which he currently serves, and any other positions that he holds with the Company and any of its subsidiaries. The Company further agreed to identify and appoint an independent director, to be mutually agreed upon by the Investor Group and the Board, to fill the resulting vacancy.

8

CUSIP No. 761025105

Pursuant to the Cooperation Agreement, the Investor Group irrevocably withdrew its notice of intent to nominate director candidates for election to the Board at the Company's 2023 annual meeting of shareholders (the “Annual Meeting”) and to cease all solicitations of proxies in connection with the Annual Meeting. During the term of the Cooperation Agreement, the Investor Group has agreed to customary standstill provisions and voting commitments. Further, the Company and the Investor Group have each agreed to a general mutual release of claims of the other party with respect to claims arising on or prior to and including the date of the Cooperation Agreement. During the term of the Cooperation Agreement, the Company and the Investor Group have also agreed not to disparage or initiate litigation against the other party.

The Cooperation Agreement will terminate on the date that is earlier of (a) thirty days after the conclusion of the Company’s 2024 annual meeting of shareholders and (b) December 30, 2024. Each of the Company and the Investor Group has the right to terminate the Cooperation Agreement earlier if the other party commits a material breach of the Cooperation Agreement and such breach (if capable of being cured) is not cured within 15 days after receipt of written notice from the other party specifying such material breach.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and, as applicable, Item 5(e), are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,596,086 Shares outstanding, which is the total number of Shares outstanding as of September 8, 2023, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2023.

A.	Mr. Derycz
(a)	As of the date hereof, Mr. Derycz beneficially owned directly 3,329,822 Shares.

Percentage: Approximately 11.3%

(b)	1. Sole power to vote or direct vote: 3,329,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,329,822
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Derycz has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
B.	Bristol Fund
(a)	As of the date hereof, Bristol Fund beneficially owned 1,432,108 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 1,432,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,432,108
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 761025105

(c)	The transactions in the securities of the Company by Bristol Fund since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
(e)	As of the close of business on September 18, 2023, Bristol Fund ceased to be the beneficial owner of more than 5% of the outstanding Shares.
C.	Bristol Advisors
(a)	Bristol Advisors, as the investment advisor of Bristol Fund with the power to vote and dispose of the Shares owned by Bristol Fund, may be deemed the beneficial owner of the 1,432,108 Shares beneficially owned by Bristol Fund.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 1,432,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,432,108
4. Shared power to dispose or direct the disposition: 0

(c)	Bristol Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the securities of the Company on behalf of Bristol Fund since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
(e)	As of the close of business on September 18, 2023, Bristol Advisors ceased to be the beneficial owner of more than 5% of the outstanding Shares.
D.	Mr. Kessler
(a)	As of the date hereof, Mr. Kessler (i) beneficially owned directly 10,000 Shares held in an IRA account of which he is the beneficiary and (ii) as manager and Chief Executive Officer of Bristol Advisors with the power to vote and dispose of the Shares owned by Bristol Fund due to his relationship with Bristol Advisors, may be deemed the beneficial owner of the 1,432,108 Shares owned by Bristol Fund.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,442,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,442,108
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kessler has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the securities of the Company on behalf of Bristol Fund since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
(e)	As of the close of business on September 18, 2023, Mr. Kessler ceased to be the beneficial owner of more than 5% of the outstanding Shares.
10

CUSIP No. 761025105

E.	Ms. Peterson
(a)	As of the date hereof, Ms. Peterson beneficially owned directly 1,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,200 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,200 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Peterson has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
F.	Mr. Ritter
(a)	As of the date hereof, Mr. Ritter does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ritter has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

The filing of this Amendment No. 7 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Company that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As set forth above in Item 4, on September 15, 2023, the Investor Group entered into the Cooperation Agreement with the Company. The Cooperation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the Cooperation Agreement, Mr. Derycz received the immediate vesting of 60,278 Shares.

On September 19, 2023, the Reporting Persons terminated the Joint Filing and Solicitation Agreement, effective immediately.

11

CUSIP No. 761025105

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated September 15, 2023.

12

CUSIP No. 761025105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2023

/s/ Peter Derycz
PETER DERYCZ

BRISTOL INVESTMENT FUND, LTD.

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Director

BRISTOL CAPITAL ADVISORS, LLC

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Manager and Chief Executive Officer

/s/ Paul Kessler
PAUL KESSLER Individually and as attorney-in-fact for Janice Peterson and Andrew Ritter

13

CUSIP No. 761025105

SCHEDULE B

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 6 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRISTOL INVESTMENT FUND, LTD.

Sale of Common Stock	(256,336)	2.4500	09/18/2023
Sale of Common Stock	(77,362)	2.4500	09/18/2023
Sale of Common Stock	(325,000)	2.4500	09/18/2023
Sale of Common Stock	(491,302)	2.4500	09/18/2023